Exhibit 99.42

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: October 30, 2020

Meeting Details

Date:	December 4, 2020

Time:	10:00 a.m. (Pacific Time)

Place:	Virtual-Only Format
Conducted via ZOOM

(the “Corporation”)

3168 262nd Street

Aldergrove, BC, V4W 2Z6

Telephone: 604.607.4000

MANAGEMENT INFORMATION CIRCULAR

(containing information as at October 30, 2020 unless otherwise stated)

For the Annual General and Special Meeting

to be held on Friday, December 4, 2020

This Information Circular (this “Circular”) is furnished in connection with the solicitation of proxies by the Management of Grande West Transportation Group Inc. (the “Corporation”), for use at the annual general meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Corporation to be held on Friday, December 4, 2020, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

In this Information Circular, references to the “Corporation”, “we” and “our” refer to Grande West Transportation Group Inc. “Common Shares” means common shares without par value in the capital of the Corporation. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VIRTUAL MEETING

This year to mitigate risks the health and safety of the Corporation’s shareholders, employees and other stakeholders, the Corporation will be holding its meeting in a virtual only format. Shareholders will have an equal opportunity to participate at the Meeting online regardless of geographic location. Registered shareholders and proxyholders will be able to attend the virtual meeting and vote. Non- registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest, but will not be able to vote at the Meeting. This is because the Corporation and its transfer agent, do not have a record of the non-registered shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see “Appointment and Revocation of Proxy” below.

The Meeting will be held via the Zoom meeting platform. In order to access the Meeting, shareholders will have two options, being via teleconference or through the Zoom application, which requires internet connectivity. Registered shareholders wishing to vote in person and any shareholders wishing to view materials that may be presented by the Corporation’s management will need to utilize the Zoom application but any shareholder may listen to the Meeting via teleconference. Registered shareholders participating via teleconference will not be able to vote in person at the Meeting as the Corporation’s scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting within Canada, shareholders will phone 1 778 907 2071 and enter the Meeting ID and Password noted below.

Outside of Canada, please find your local number: https://us02web.zoom.us/u/kdgb1nvC6T

In order to access the Meeting through Zoom, shareholders will need to download the application onto their computer or smartphone and then once the application is loaded, enter the Meeting ID and Password below or open the following link:

https: https://us02web.zoom.us/j/84998296408?pwd=UHRWaXZmZllhalYvUEFHb2U3SjNBQT09

Shareholders will have the option through the application to join the video and audio or simply view and listen.

Meeting ID: 849 9829 6408

Password: 037900

It is the shareholders responsibility to ensure connectivity during the meeting and encourages its shareholders to allow sufficient time to log in to the Meeting before it begins.

SOLICITATION OF PROXIES

The enclosed instrument of proxy (the “Proxy”) is solicited by the management of the Corporation. The solicitation will be primarily by mail; however, proxies may be solicited personally or by telephone by the regular officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are representatives of the Corporation.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Corporation who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Corporation as the registered holders of common shares in the capital of the Corporation (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(i)	completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866- 249-7775, or from outside North America at (416) 263-9524, or by mail or hand delivery at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1;

(ii)	using a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(iii)	using the internet through the website of Computershare at www.computershare.com/ca/proxy. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Corporation. If you are a Beneficial Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities that they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Corporation will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Corporation’s transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Corporation or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Corporation (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Corporation, at any time since the beginning of the Corporation’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors. Directors and Officers may, however, be interested in the approval of the Corporation’s stock option plan (the “Stock Option Plan”) as detailed in “Approval of Stock Option Plan”, the approval of the amendments to the DSU Plan as detailed under the heading “DSU Plan Amendments”, approval of the grant of the Prior Grants (as defined herein) as detailed under the heading “Approval of Certain DSU Grants” and the approval of the amendments to the RSU Plan as detailed under the heading “RSU Plan Amendments” as such persons are entitled to receive incentive stock options (“Options”), deferred share units (“DSUs”) and restricted stock units (“RSUs”) under the Stock Option Plan, DSU Plan and RSU Plan, respectively.

RECORD DATE, QUORUM, VOTING SHARES AND

PRINCIPAL HOLDERS OF VOTING SECURITIES

A Shareholder of record at the close of business on October 30, 2020 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting, or any adjournment thereof.

Under the Corporation’s current Articles the quorum for the transaction of business at the Meeting consists of at least two shareholders, or one or more proxyholders representing two members, or one member and a proxyholder representing another member. If there is only one shareholder entitled to vote at the Meeting, the quorum is one person who is, or who represents by proxy, that shareholder.

The Corporation’s authorized capital consists of an unlimited number of common shares (“Common Shares”) without par value,”). As at the Record Date, the Corporation has 76,468,145 Common Shares issued and outstanding, each share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and senior officers of the Corporation, as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares of the Corporation.

EXECUTIVE COMPENSATION

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation;

(c)	the most highly compensated executive officer, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total compensation was more than $150,000; and

(d)	each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Statement of Executive Compensation

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation, and sets forth compensation for each of William Trainer, Chief Executive Officer (“CEO”), President and a director of the Corporation, Dan Buckle, Chief Financial Officer (“CFO”) of the Corporation, Yue Zhong Wang, Vice President, (together the “NEOs”), and Joseph Miller, John LaGourgue, Andrew Imanse, Christopher Strong and James White, directors of the Corporation (the “Directors”).

Director and NEO Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation to each NEO, in any capacity, and each director, during the two most recently completed financial years.

Table of Compensation Excluding Compensation Securities

		Salary,
		consulting
		fee, retainer		Committee			Value of all
		or		or meeting		Value of	other	Total
Name and		commission	Bonus	fees		perquisites	compensation	compensation
position	Year	($)(1)	($)	($)		($)	($)	($)
William Trainer,(1)	2019	291,944	Nil	Nil		Nil	Nil	291,944
CEO/President/
Director	2018	240,000	Nil	Nil		Nil	Nil	240,000

Danial Buckle,(4)	2019	235,898	Nil	Nil		Nil	Nil	235,898
CFO	2018	126,923	Nil	Nil		Nil	Nil	126,923

Joseph Miller,(6)	2019	Nil	Nil	25,000		Nil	Nil	25,000
Chairman/Director	2018	Nil	Nil	25,000		Nil	Nil	25,000

John LaGourgue,(7)	2019	162,435	Nil	Nil		Nil	Nil	162,435
VP Corporate
Development/
Director	2018	169,000	Nil	Nil		Nil	Nil	169,000

Andrew Imanse, (8)	2019	Nil	Nil	26,538	(15)	Nil	Nil	26,538
Director	2018	Nil	Nil	25,914	(12)	Nil	Nil	25,914

Christopher Strong,(9)	2019	Nil	Nil	26,538	(15)	Nil	Nil	26,538
Director	2018	Nil	Nil	15,832	(13)	Nil	Nil	15,832

James White,(11)	2019	Nil	Nil	6,712		Nil	Nil	6,712
Director	2018	n/a	n/a	n/a		n/a	n/a	n/a

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)(1)	Bonus ($)	Committee or meeting fees ($)		Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)

Yue Zhong Wang	2019	302,770	Nil	Nil		Nil	Nil	302,770
Vice President(3)	2018	265,000	Nil	Nil		Nil	Nil	265,000
Jean-Marc Landry, )(2)	2019	316,182	Nil	Nil		Nil	Nil	316,182
(former CEO/VP Business Development(2)	2018	531,500	Nil	Nil		Nil	Nil	531,500
Keith Parker,	2019	Nil	Nil	13,269	(16)	Nil	Nil	13,269
(former Director)(10	2018	Nil	Nil	19,381	(14)	Nil	Nil	19,381
Aaron Triplett	2019	n/a	n/a	n/a		n/a	n/a	n/a
(former CFO) (5)	2018	77,740	Nil	Nil		Nil	Nil	77,740

Notes

(1)	On October8, 2019, the Company adopted a DSU Plan (more particularly described herein under the heading “Stock Option Plans and Other Incentive Plans”) where Eligible Directors can opt to have their respective director’s fees, or a portion thereof, paid in Deferred Share Units (“DSUs”), rather than cash, which DSUs will vest into common shares upon their resignation. The above amounts reflect the value of compensation whether paid in cash or in DSUs.
(1)	William Trainer was appointed a director on December 4, 2012 and Chief Executive Officer on August 26, 2019
(2)	Jean-Marc Landry was appointed CEO on February 13, 2018 and separated with the Corporation on August 26, 2019
(3)	Yue Zhong Wang was appointed Vice-President on August 15, 2013
(4)	Danial Buckle was appointed CFO on April 26, 2018
(5)	Aaron Triplett was appointed CFO on June 2, 2015 and subsequently resigned on April 26, 2018
(6)	Joseph Miller was appointed on December 4, 2012
(7)	John LaGourgue was appointed a director on June 21, 2016 and VP of Corporate Development on January 1, 2017
(8)	Andrew Imanse was appointed a director on October 13, 2015
(9)	Christopher Strong was appointed a director on May 29, 2018
(10)	Keith Parker was appointed a director on March 12, 2018 and subsequently resigned on September 23, 2019.
(11)	James White was appointed a director on September 23, 2019
(12)	US$20,000 translated to Canadian dollars at the 2018 yearly average of 1.2957 per US$1
(13)	US$12,219 translated to Canadian dollars at the 2018 yearly average of 1.2957 per US$1
(14)	US$14,958 translated to Canadian dollars at the 2018 yearly average of 1.2957 per US$1
(15)	US$20,000 translated to Canadian dollars at the 2019 yearly average of 1.3269 per US$1
(16)	US$10,000 translated to Canadian dollars at the 2019 yearly average of 1.3269 per US$1

Stock Options and other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and Director by the Corporation for the financial year ended December 31, 2019:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant (mm/dd/yy)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date (mm/dd/yy)
William Trainer	Options	250,000	01/18/2019	$0.80	$0.72	$0.47	01/17/2024
CEO/President/Director	Options	600,000	11/15/2019	$0.50	$0.53	$0.47	11/15/2024
Danial Buckle CFO	RSUs	140,000	01/18/2019	N/A	N/A	N/A	01/18/2022
Joseph MillerChairman/Director	Options	250,000	01/18/2019	$0.80	$0.72	$0.47	01/17/2024
John LaGourgue VP Corporate Development/Director	Options	50,000	11/28/2019	$0.52	$0.52	$0.47	11/27/2024
Andrew Imanse, Director	Options	50,000	11/28/2019	$0.52	$0.52	$0.47	11/27/2024
James White, Director	Options	50,000	11/28/2019	$0.52	$0.52	$0.47	11/27/2024

The following table discloses the total amount of compensation securities held by the NEOs and directors as at the Corporation’s financial year ended December 31, 2019.

Name and Position	Type of Compensation Security	Number of Options	Vesting Provisions
William Trainer,	Options	250,000	These options vest evenly every six months over three years.
CEO/President/Director	Options	600,000	As at December 31, 2019, there were 708,334 unvested awards
Danial Buckle,	Options	250,000	These options vest evenly every six months over three years. As at December 31, 2019, there were 125,000 unvested awards.
CFO	RSU	100,000	These awards vest when specific performance conditions are met.
Joseph Miller Chairman/Director	Options	250,000	These options vest evenly every six months over three years. As at December 31, 2019, there were 208,334 unvested awards
John LaGourgue,	Options	250,000	Options are fully vested.
VP Corporate Development/Director	Options	50,000	Options are fully vested.

Name and Position	Type of Compensation Security	Number of Options	Vesting Provisions
Andrew Imanse,	Options	250,000	Options are fully vested.
Director	Options	50,000	Options are fully vested.
Christopher Strong Director	Options	250,000	These options vest evenly every six months over three years. As at December 31, 2019, there were 125,000 unvested awards
James White, Director	Options	50,000	Options are fully vested.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out each exercise by a director or NEO of compensation securities during the financial year ended December 31, 2019.

Exercise of Compensation Securities by Board and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of Exercise (mm/dd/yy)	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Danial Buckle, CFO	RSU	40,000	N/A	11/22/2019	$0.52	N/A	$20,800
John LaGourgue	RSU	40,000	N/A	01/14/2019	$0.78	N/A	$40,000
VP Corp. Development/ Director	RSU	20,000	N/A	11/22/2019	$0.52	N/A	$10,400
Andrew Imanse, Director	RSU	40,000	N/A	01/04/2019	$0.72	N/A	$28,800
Yue Zhong Wang Vice President	RSU	40,000	N/A	01/14/2019	$0.78	N/A	$40,000
Jean-Marc Landry, former CEO & former VP, Business Development	RSU	40,000	N/A	01/04/2019	$0.72	N/A	$28,800

Stock Option Plans and Other Incentive Plans

10% Rolling Stock Option Plan

The Corporation’s existing 10% rolling Stock Option Plan was implemented to provide effective incentives to directors, senior officers, employees, consultants, consultant company or management company employees of the Corporation and its subsidiaries, or an eligible charitable organization (collectively “Eligible Persons”) and to provide Eligible Persons the opportunity to participate in the success of the Corporation by granting to such individuals options, exercisable over periods of up to ten years, as determined by the Board, to buy shares of the Corporation at a price equal to the Market Price (as defined in the Stock Option Plan) prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the TSX Venture Exchange (the “TSXV”) and approved by the Board.

Pursuant to the rules of the TSXV, a rolling stock option plan, such as the Stock Option Plan, must be re-approved by a majority of the Shareholders every year. Accordingly, the Stock Option Plan, which does not have a fixed maximum number of securities issuable there under, is being submitted to the Shareholders for approval at the Meeting.

The Stock Option Plan shall be administered by the Board and subject to approval of the granting of options by the Board, the Corporation shall grant options under the Stock Option Plan. The exercise price for the Common Shares of the Corporation under each option shall be determined by the Board on the basis of the Market Price (as set out in the Stock Option Plan). The exercise of options issued may not be less than the Market Price of the Common Shares at the time the option is granted, less any discounts allowed by the TSXV (subject to the minimum exercise price allowed by the TSXV). The expiry date for each option shall be set by the Board at the time of issue of the option and shall not be more than ten years after the grant date. Options shall not be assignable or transferable by the optionee.

The Stock Option Plan provides that the aggregate number of Common Shares of the Corporation which may be available for issuance under the Stock Option Plan will not exceed 10% of the total number of Common Shares of the Corporation issued and outstanding from time to time, less the number of Common Shares issuable pursuant to the Restricted Stock Unit Plan (the “RSU Plan”) and Deferred Share Unit Plan (the “DSU Plan”).

The number of Common Shares reserved for issuance under the Stock Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, including the RSU Plan and DSU Plan:

(a)	in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(b)	to any one optionee within a 12-month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Corporation).

The number of Common Shares which may be issuable under the Stock Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, including the RSU Plan and DSU Plan, within a one-year period:

(a)	to all insiders shall not exceed 10% of the total number of issued and outstanding shares on the date of the grant on a non-diluted basis;

(b)	to any one optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Corporation);

(c)	to any one consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis; and

(d)	to all Eligible Persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis, which options are to be vested in stages over at least a one-year period and no more than one-quarter of such options may be vested in any three month period.

Options shall be granted as fully vested on the date of the grant and may be exercised to purchase any number of Common Shares up to the number of Unissued Option Shares (as defined in the Stock Option Plan) at any time after the Grant Date, provided that the Stock Option Plan has been previously approved by the shareholders of the Corporation, where such prior approval is required by TSXV Policies, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter; however, if the option is being granted to an Eligible Person who is providing investor relations activities to the Corporation, then the option must vest in stages over at least a one-year period and no more than one-quarter of such options may be vested in any three month period.

An optionee who ceases to be an Eligible Person due to his or her death or disability or, in the case of an optionee that is a Corporation, the death or disability of the person who provides management or consulting services to the Corporation or to any entity controlled by the Corporation, the option then held by the optionee shall be exercisable to acquire any Vested Unissued Option Shares (as defined in the Stock Option Plan) at any time up to but not after the earlier of (i) 365 days after the date of death or disability and (ii) the option expiry date.

If the optionee, or in the case of a management company employee or a consultant company, the optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant company, of the optionee’s employer, is employed or engaged, any outstanding option held by such optionee on the date of such termination shall be cancelled as of that date.

If the optionee or, in the case of a management company employee or a consultant company, the optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Corporation’s retirement policy then in force, or due to his or her termination by the Corporation other than for cause, or due to his or her voluntary resignation, the option then held by the optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the option expiry date and the date which is 90 days after the optionee or, in the case of a management company employee or a consultant company, the optionee’s employer, ceases to be an Eligible Person.

In the event the option expiry date falls on a date during a trading black out period that has been self imposed by the Corporation, the option expiry date will be extended to the 10th business day following the date that the self imposed trading black out period is lifted by the Corporation.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, stock split, stock dividend, combination of shares, merger, amalgamation, consolidation or any other change in the corporate structure or shares of the Corporation. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If the Corporation determines that, in the event of a transaction, offer or proposal which would constitute an Offer (as defined in the Stock Option Plan) the Board may, upon notifying each optionee of the full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Stock Option Plan, are vested (subject to the proviso below), and declare that the option expiry date for the exercise of all unexercised options granted under the Stock Option Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer, provided that where an option was granted to a consultant providing investor relations activities, the Board declaration that Option Shares issuable upon the exercise of such options granted under the Stock Option Plan be vested with respect to such Option Shares, is subject to prior approval of the TSXV.

Subject to the provisions of the Stock Option Plan, the Board has full and final authority in its discretion to interpret the Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan and to make all other determinations deemed necessary or advisable in respect of the Stock Option Plan. The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSXV or any other regulatory body having authority over the Corporation or the Stock Option Plan, suspend, terminate or discontinue the Stock Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any option granted under the Stock Option Plan and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Stock Option Plan without the consent of that optionee. Any amendments to the Stock Option Plan or options granted thereunder will be subject to the approval of the shareholders.

As at the date of this Information Circular, there are 3,700,000 options outstanding under the Stock Option Plan, representing 4.81% of the outstanding Common Shares, and 3,733,946 options remain available for grant, representing 4.86% of the outstanding Common Shares. Of the 3,700,000 options outstanding under the Option Plan, 2,550,000 are held directly or indirectly by NEOs and/or Directors.

The Stock Option Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on November 8, 2019.

As at the date of this Information Circular, there are also 242,868 DSUs outstanding and Nil RSUs outstanding.

Summary of the RSU Plan

The following is a summary of some of the key terms of the RSU Plan. At the Meeting, Disinterested Shareholders (as defined below) will be asked to pass a resolution approving certain amendments to the RSU Plan, as further detailed below under the heading “Amendments to the RSU Plan”. A complete copy of the RSU Plan is attached hereto as Schedule “C”. The TSXV has conditionally accepted the RSU Plan, subject to disinterested shareholder approval.

The RSU Plan is intended to enhance the Corporation’s and its Affiliates’ (as defined in the RSU Plan) ability to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.

The Board has full power and authority to take all actions and to make all determinations required or provided for under the RSU Plan, any Award (as defined in the RSU Plan) or any Award Agreement (as defined in the RSU Plan), and has full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the RSU Plan that the Board deems to be necessary or appropriate to the administration of the RSU Plan, any Award or any Award Agreement. All such actions and determinations are by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board. The interpretation and construction by the Board of any provision of the RSU Plan, any Award or any Award Agreement is final, binding and conclusive.

The Board from time to time may delegate to the Compensation Committee such powers and authorities related to the administration and implementation of the RSU Plan as the Board determines, other than the Board’s power and authority to grant awards or to issue Common Shares to grantees upon the vesting of an Award, consistent with the articles of the Corporation and applicable law.

Subject to the other terms and conditions of the RSU Plan, the Board has full and final authority to:

(i)	designate grantees;

(ii)	determine the number of Common Shares to be subject to an Award;

(iii)	establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other terms or conditions);

(iv)	prescribe the form of each Award Agreement evidencing an Award;

(iv)	establish performance criteria; and

(v)	amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the RSU Plan but without amending the RSU Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board has the right, at its discretion, to require grantees to return to the Corporation Awards previously made under the RSU Plan. Subject to the terms and conditions of the RSU Plan, any such new Award granted is on such terms and conditions as are specified by the Board at the time the new Award is made. The Board has the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate. The Corporation may, within 30 days, annul an Award if the grantee is an employee of the Corporation or an Affiliate thereof and is terminated for Cause (as defined in the RSU Plan). The grant of any Award is contingent upon the grantee executing the appropriate Award Agreement.

Common Shares issued or to be issued under the RSU Plan are authorized but unissued Common Shares. Subject to the RSU Plan, the maximum number of Common Shares available for issuance under the RSU Plan is 500,000. If any Common Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Common Shares subject thereto, then the number of Common Shares counted against the aggregate number of Common Shares available under the RSU Plan with respect to such Award is, to the extent of any such forfeiture or termination, again available for making Awards under the RSU Plan. The Board has the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. The number of Common Shares reserved pursuant to the RSU Plan may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Common Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing:

(i)	the number of securities issuable to insiders of the Corporation under all security-based compensation arrangements, including the RSU Plan, at any time, cannot exceed 10% of the issued and outstanding Common Shares;

(ii)	the number of securities issued to insiders of the Corporation pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Common Shares;

(iii)	the number of Common Shares issuable to any one service provider or other individual pursuant to an Award within any one-year period, cannot exceed 1% of the issued and outstanding Common Shares;

(iv)	the aggregate number of Common Shares issuable to all service providers pursuant to Awards within any one-year period, cannot exceed 2% of the issued and outstanding Common Shares;

(v)	the aggregate number of Common Shares issuable to any one person (and companies wholly owned by that person) in a 12 month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the RSU is granted to the person (unless the Corporation has obtained the requisite Disinterested Shareholder approval); and

(vi)	the aggregate number of Common Shares issuable to any one Consultant (as defined in the policies of the TSXV) in a 12 month period must not exceed 2% of the issued and outstanding Common Shares, calculated at the date the RSU is granted to the Consultant.

The Board may, at any time and from time to time, amend, suspend, extend or terminate the RSU Plan as to any Common Shares as to which Awards have not been made. An amendment must be contingent on approval of the Corporation’s Shareholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements. However, amendments of a housekeeping nature, changes to vesting provisions, changes to the term of the RSU Plan or Awards made under the RSU Plan or changes to performance criteria will not require shareholder approval.

At the time a grant of RSUs is made, the Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each Award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs in accordance with the RSU Plan. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time do not vest in full in less than three (3) years from the Grant Date (as defined in the RSU Plan); (ii) any Vesting period may be waived by the Board in its sole discretion; and (iii) RSUs granted to Outside Directors (as defined in the RSU Plan) vest, (a) at the election of an Outside Director at the time the Award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such Outside Director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as defined in the RSU Plan) in accordance with the RSU Plan or his or her resignation from the Board.

RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the grantee’s beneficiary or estate, as the case may be, upon the death of the grantee) during the Vesting period. Upon the death of a grantee, any RSUs granted to such grantee which, prior to the grantee’s death, have not vested, immediately vest and the grantee’s estate is entitled to receive payment in accordance with the RSU Plan.

Grantees of RSUs have no rights as shareholders of the Corporation. The Board may provide in an Award Agreement evidencing a grant of RSUs that the grantee is entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding Common Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding Common Shares.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a grantee’s service, any RSUs granted to a grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, are immediately deemed forfeited. Upon forfeiture of RSUs, the grantee has no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the RSUs.

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

The performance goals for Awards consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Compensation Committee consistent with the RSU Plan. Performance goals are objective and otherwise meet the requirements that the level or levels of performance targeted by the Compensation Committee result in the achievement of performance goals being “substantially uncertain”. The Compensation Committee may determine that Awards vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one grantee or to different grantees.

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with the RSU Plan, including but not limited to, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or specified subsidiaries or business units of the Corporation (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return

(on a comparable basis) of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Corporation; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue; and (17) free cash flow and free cash flow per share. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

If the number of outstanding Common Shares is increased or decreased or the Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the Effective Date (as defined in the RSU Plan), the number and kinds of shares for which Awards may be made under the RSU Plan are adjusted proportionately and accordingly by the Corporation. In addition, the number and kind of shares for which Awards are outstanding are adjusted proportionately and accordingly so that the proportionate interest of the grantee immediately following such event is, to the extent practicable, the same as immediately before such event.

No fractional shares or other securities will be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment will be eliminated in each case by rounding downward to the nearest whole Common Share.

Summary of the DSU Plan

The following is a summary of some of the key terms of the DSU Plan. At the Meeting, Disinterested Shareholders (as defined below) will be asked to pass a resolution approving certain amendments to the DSU Plan, as further detailed below under the heading “Amendments to the DSU Plan”. A complete copy of the DSU Plan is attached hereto as Schedule “D”. The TSXV has conditionally accepted the DSU Plan, subject to disinterested shareholder approval.

The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and the shareholders of the Corporation by linking a portion of annual director compensation, as determined by the committee from time to time, to the future value of the Common Shares. In addition, the DSU Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of directors of the Corporation and its affiliates. The DSU Plan will provide the opportunity to directors to receive compensation in line with the value of the Common Shares.

The DSU Plan shall be administered by the committee and the committee shall have full discretionary authority to administer the DSU Plan including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the committee may deem necessary in order to comply with the requirements of the DSU Plan. All actions taken and all interpretations and determinations made by the committee in good faith shall be final and conclusive and shall be binding on the participants and the Corporation. The appropriate officers of the Corporation are authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the DSU Plan and of the rules and regulations established for administering the DSU Plan.

The aggregate maximum number of Common Shares available for issuance from treasury under the DSU Plan, subject to the adjustment provision of the DSU Plan, shall not exceed 200,000 Common Shares, or such greater number as may be approved from time to time by the Corporation’s disinterested shareholders. Under no circumstances may the number of DSUs granted in aggregate, together with any other security based compensation arrangement (as such term is defined in the DSU Plan) of the Corporation, exceed 10% of the total number of Common Shares then outstanding, provided that if any DSUs granted under the DSU Plan are cancelled or terminated in accordance with the DSU Plan, then the Common Shares subject to those DSUs will again be available to be granted under the DSU Plan, subject to adjustments pursuant to the DSU Plan.

The maximum number of DSUs which may be granted to insiders under the DSU Plan, together with grants under any other previously established or proposed security based compensation arrangements, within any one year period shall be 10% of the total number of Common Shares then outstanding (on a non-diluted basis).

The maximum number of DSUs which may be granted to any one participant (as such term is defined in the DSU Plan ), including, for greater certainty, companies wholly owned by that participant, together with grants under any other previously established or proposed security based compensation arrangements, within any one year period shall be 5% of the total number of Common Shares then outstanding (on a non-diluted basis).

The maximum number of Common Shares issuable to any one individual, at any time, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation, is 1% of the total number of Common Shares then outstanding and in the aggregate, 2% of the total number of Common Shares in any 12-month period.

Any Common Shares and DSUs issued under the DSU Plan shall be subject to the exchange hold period (as defined in the applicable policies of the TSXV) where applicable.

The DSU Plan shall remain in effect until it is terminated by the Board, subject to the requirements of the stock exchange upon which the Common Shares of the Corporation are then listed. Upon termination of the DSU Plan, the Corporation shall issue Common Shares with respect to all remaining DSUs under Section 3.04 of the DSU Plan, as at the applicable separation date (as such term is defined in the DSU Plan) for each of the remaining participants.

Subject to the terms of the DSU Plan and the compensation policies of the Board, beginning with the calendar year 2018, each eligible director may file an election notice (as such term is defined in the DSU Plan) in respect of his or her director’s remuneration (as such term is defined in the DSU Plan) payable for the following year. If an eligible director fails to make an election, he or she will be deemed to have elected to receive up to 100% of his or her director’s remuneration in DSUs as determined by the Committee in its discretion. An election notice can be made only once annually and will apply for the full duration of the eligible director’s current term in respect of which the director’s remuneration is payable or until a replacement election notice is made for a subsequent year. The DSU Plan grant date (as such term is defined in the DSU Plan) in respect of an eligible director, at the discretion of the Committee, shall be either: (i) the date on which the elected portion of the eligible director’s remuneration would otherwise be paid in cash, or (ii) the first business day following the public release of the Corporation’s audited annual financial statements for the immediately preceding fiscal year.

Notwithstanding any of the foregoing, the Committee shall have the authority, subject to applicable securities laws, to make any special grant of deferred share units to eligible directors, in such numbers, and at any time as the Committee will deem appropriate.

The DSU Plan will at all times remain unfunded and the obligations of the Corporation under the DSU Plan shall be general unsecured obligations of the Corporation.

As soon as practicable following the separation date (as such term is defined in the DSU Plan) for each participant, the Corporation shall issue to such participant one previously unissued Common Share for each outstanding whole deferred share unit held by such participant on such relevant separation date, less withholding taxes and applicable statutory source deductions. Fractional deferred share units shall be cancelled. In all events, such issuance of Common Shares will occur during the period commencing on the business day immediately following the separation date and ending no later than the 60th day following the participant’s separation date.

The Committee may, from time to time in its absolute discretion, amend (without shareholder approval), modify and change the provisions of the DSU Plan, provided that any amendment, modification or change to the provisions of the DSU Plan which would:

(a)	materially increase the benefits of the holder under the DSU Plan to the detriment of the Corporation and Shareholders;

(b)	increase the number of Common Shares, other than by virtue of Section 5.05 of the DSU Plan, which may be issued pursuant to the DSU Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in the DSU Plan;

(d)	permit DSUs to be transferred other than for normal estate settlement purposes;

(e)	materially modify the requirements as to eligibility for participation in the DSU Plan;

is only effective upon such amendment, modification or change being approved by the disinterested shareholders of the Corporation, if required by the TSXV or any other stock exchange on which the Common Shares are listed, or any other regulatory authorities having jurisdiction over the Corporation. In addition, any such amendment, modification or change of any provision of the DSU Plan is subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

The Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to Shareholder approval, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to reflect changes to applicable securities laws; and

(c)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant may from time to time be a resident, or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change in the Common Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of DSUs then outstanding under the DSU Plan as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights. All such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the DSU Plan.

If the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed change of control (as such term is defined in the DSU Plan)(collectively, the “Proposed Transaction”), the Committee may give written notice to all participants advising that each DSU that is outstanding on, and has not yet vested or been redeemed prior to, the record date or the effective date (as applicable) of the Proposed Transaction may fully vest and be redeemed for Common Shares only within 30 days after the date of the notice and not thereafter, and that all rights of the participants under any DSU not redeemed will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any DSU will be affected by the notice, except that any unvested DSU may not be redeemed between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

To be effective, the resolution approving the DSU Plan must be approved by not less than a majority of the votes cast by the applicable disinterested Shareholders present in person, or represented by proxy, at the Meeting.

Employment, Consulting and Management Agreements

Management functions of the Corporation are not, to any substantial degree, performed other than by directors or NEOs of the Corporation. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Corporation, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Corporation or a change in the NEO or director’s responsibilities, other than as follows

William R. Trainer, Chief Executive Officer, President and Director

The employment agreement dated August 23, 2019 between the Corporation and Mr. Trainer provides that if the Corporation terminates Mr. Trainer’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Trainer will be entitled to an amount equal to 24 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Trainer is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Trainer will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Trainer terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control. If the Corporation terminates Mr. Trainer’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Trainer will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination, which shall increase by two months for each year of engagement to a maximum of 24 months of base salary.

Yue Zhong Wang, VP, Chief Engineer

The employment agreement dated August 15, 2013 between the Corporation and Mr. Wang provides that if the Corporation terminates Mr. Wang’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Wang will be entitled to an amount equal to 24 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Wang is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Wang will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Wang terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control. If the Corporation terminates Mr. Wang’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Wang will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination, which shall increase by two months for each year of engagement to a maximum of 24 months of base salary.

Danial Buckle, Chief Financial Officer

The employment agreement dated April 16, 2019 between the Corporation and Mr. Buckle provides that if the Corporation terminates Mr. Buckle’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Buckle will be entitled to an amount equal to 12 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Buckle is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Buckle will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Buckle terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control or without cause. If the Corporation terminates Mr. Buckle’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Buckle will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination.

Oversight and Description of Director and NEO Compensation

Compensation of Directors

Compensation of directors of the Corporation is reviewed and determined by the Compensation Committee of the Board (the “Compensation Committee”). The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. Long-term incentives for directors will be allocated between stock options and DSUs. The Corporation believes that the addition of DSUs into the director compensation program better aligns director interests with the interests of Shareholders, and provides motivation to promote sustained improvement in the Corporation’s performance. At the Meeting, Shareholders will be asked to approve the adoption of the DSU Plan.

Compensation of NEOs

Compensation of NEOs is reviewed and determined by the Compensation Committee. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Elements of NEO Compensation

As discussed above, the Corporation provides an Option Plan, RSU Plan and DSU Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Corporation and benefit from the Corporation’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Corporation does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth aggregated information as at December 31, 2019, with respect to the compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance. Pursuant to the Stock Option Plan and the RSU Plan, the maximum aggregate number of Common Shares which may be subject to options is 10% of the Common Shares outstanding from time to time:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders(1)	3,809,802	$0.75	3,643,238
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTAL	3,809,802	$0.75	3,643,238

(1) As to 3,640,000 options, 100,000 Restricted Stock Units and 67,866 Deferred Share Units

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness” as defined in Form 51-102F5 of National Instrument 51-102 none of:

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Corporation were, a director or executive officer of the Corporation;

(b)	the proposed nominees for election as a director of the Corporation; or

(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any subsidiary of the Corporation, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a Director or Officer;

(b)	a director or executive officer of a person or Corporation that is itself an Informed Person or a Subsidiary;

(c)	any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or Corporation as underwriter in the course of a distribution; and

(d)	the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Corporation’s financial statements for the financial year ended December 31, 2019 none of

(a)	the Informed Persons of the Corporation;

(b)	the proposed nominees for election as a Director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, (“PWC”) is the Corporation’s auditor. Management is recommending the re-appointment of PWC as Auditors for the Corporation, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board of Directors. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Corporation is not a party to a Management Contract whereby management functions are to any substantial degree performed other than by the directors or executive officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Corporation for the financial year ended December 31, 2019, together with the Auditor’s Report of the Corporation (the “Financial Statements”), will be presented to Shareholders at the Meeting.

The Financial Statements, the Auditor’s Report thereon together with Management Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2019, is available on SEDAR at www.sedar.com prior to the Meeting.

The Notice of Annual General Meeting of Shareholders, Information Circular, Request for Financial Statements (NI 51-102) and form of Proxy is also available SEDAR at www.sedar.com prior to the Meeting.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PWC as the auditor of the Corporation to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing PWC as the Corporation’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at six (6) for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Corporation is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles of the Corporation.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Corporation, the period of time for which he has been a director of the Corporation, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Corporation which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently directors of the Corporation.

Name, Province and Country of ordinary residence, and positions held with the Corporation(1)	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director	No. of shares beneficially owned or controlled(1)
William Trainer Langley, BC CEO / President Director	Chief Executive Officer of Grande West Transportation Group Inc.	December 4, 2012	4,145,125
Joseph Miller(2)(3) Surrey, BC Chairman / Director	Commercial Real Estate Development	December 4, 2012	5,726,431
John LaGourgue(2) Surrey, BC VP Corporate Development / Director	Officer and Director of Grande West Transportation Group Inc.	June 21, 2016	504,126
Andrew Imanse Orange County, CA Director	Independent Corporate Advisor	October 13, 2015	40,000
Christopher Strong(2)(3) Ft. Worth, TX Director	Independent Corporate Advisor	May 29, 2018	Nil

Name, Province and Country of ordinary residence, and positions held with the Corporation(1)	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director	No. of shares beneficially owned or controlled(1)
James White Toronto, ON Director	Managing Partner, Baynes & White, Toronto, ON, since 1993	September 23, 2019	632,616

(1)	The information as to ordinary residence, principal occupation and number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the nominee director and his or her associates and affiliates, not being within the knowledge of the Corporation, has been furnished by the respective nominees. Information provided as at the Record Date.

(2)	Member of Audit Committee.

(3)	Member of Compensation Committee

The Corporation does not currently have an Executive Committee of its Board of Directors.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant Corporation that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as set forth below, none of the proposed directors, including any personal holding Corporation of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the Corporation; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the Corporation; or

(b)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any Corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Mr. Strong, a director of the Corporation, was a director of Geokinetics Inc. (“Geokinetics”), a publicly trading corporation on the AMEX headquartered in Houston, Texas. In March 2013, Geokinetics filed a prepackaged reorganization. Geokinetics is in the seismic business, which is heavily exposed to oil and gas prices. Due in part to a downturn in commodity prices, budget cuts for seismic data acquisition to develop new prospects and equipment which formed a substantial portion of the Geokinetics’ assets becoming obsolete, causing its value to be impaired when wireless networks began being used in the field for data collection, the Corporation became insolvent and was not believed to be financeable. Mr. Strong resigned as director of Geokinetics in April 2013.

Approval of Stock Option Plan

In accordance with the policies of the Exchange, a plan with a rolling ten (10%) maximum must be confirmed by the Shareholders at each annual general meeting. Accordingly, Shareholders are being asked to re-approve the Option Plan which was last approved by the Shareholders on November 8, 2019. There have been no changes to the Option Plan since it was previously approved by the Shareholders. The Option Plan is subject to the approval of the TSX Venture Exchange (the “Exchange”).

Shareholders will be asked to pass an ordinary resolution re-approving the Corporation’s Option Plan to accommodate the Exchange’s policies governing stock option plans. The details of the Option Plan are set forth below:

 “BE IT RESOLVED THAT:

(i)	the Corporation’s Stock Option Plan be ratified, confirmed and approved, including reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding Common Shares of the Corporation;
(ii)	the Corporation is authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan to qualified directors, officers, employees and consultants or management company employees of the Corporation, or any affiliate of the Corporation; and
(iii)	any one director or officer of the Corporation, for and on behalf of the Corporation, be and is hereby authorized to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.”

For further information concerning the Corporation’s stock option plan, refer Executive Compensation – Stock Option Plans and Other Incentive Plans above.

The Board recommends that Shareholders vote FOR the approval of the Option Plan Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Option Plan Resolution.

Approval of the DSU Plan Amendments

On October 8, 2019, as amended September 21, 2020, the Board approved, subject to Shareholder and TSXV approval, certain amendments (the “DSU Plan Amendments”) to the DSU Plan. At the Meeting, Disinterested Shareholders (as defined below) are being asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the “DSU Plan Resolution”) approving the DSU Plan Amendments.

“Disinterested Shareholders” are the shareholders of the Corporation other than (a) directors and senior officers of the Corporation; and (b) directors and senior officers of a company that is an insider of the Corporation or subsidiary of the Corporation; to whom DSUs may be granted under the DSU Plan and their associates. As such, the votes attaching to an aggregate of approximately 12,373,501 Common Shares, which are beneficially owned or over which control or direction is exercised by the directors and senior officers of the Corporation and subsidiaries and their respective associates, representing approximately 16.11% of the Corporation’s issued Common Shares entitled to vote at the Meeting, will be withheld from voting on the DSU Plan Resolution.

The DSU Plan Amendments include the following:

●	revisions to the limitations in section 3.06 to increase the maximum number of DSUs available for issuance under the DSU Plan to 500,000.

Passage of the DSU Plan Resolution will require approval by a majority (50%) of the votes cast on the matter at the Meeting by Disinterested Shareholders. The Board believes the passing of the DSU Plan Resolution is in the best interests of the Corporation and recommends that Disinterested Shareholders vote FOR the Share Unit Plan Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the DSU Plan Resolution. If Disinterested Shareholders do not approve the amendments set out above, then the DSU Unit Plan will remain unamended in its current form.

The full text of the DSU Plan Resolution is set forth below.

“BE IT RESOLVED THAT:

(i)	the amendments to the DSU Plan (the “DSU Plan Amendments”), as described in the Corporation’s management information circular dated October 30, 2020 (the “Information Circular”), be and are hereby approved;

(i)	the Board be authorized on behalf of the Corporation to make any further amendments to the DSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure implementation of the DSU Plan Amendments; and

(ii)	any one director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

A copy of the DSU Plan is available for review on SEDAR under the Company’s filing “Management Information Circular” on October 15, 2019.

Approval of Certain DSU Grants

At the Meeting, Disinterested Shareholders will be asked to approve, by ordinary resolution (the “Prior Grant Resolution”), the ratification of the previous grant of 69,448 DSUs pursuant to the DSU Plan (the “Prior Grants”).

The Board approved amendments the DSU Plan on September 21, 2020, to increase the number of DSUs available for issuance. Pursuant to TSXV policies, the TSXV will permit the Corporation to grant DSUs under the amended DSU Plan that it would not otherwise be permitted to grant under its existing DSU Plan, prior to the requisite Shareholder approval for the amended DSU Plan having been obtained, provided that the Corporation also obtains specific Shareholder approval for such grants.

As certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2020 be paid in Deferred Share Units (DSUs), the Company granted 69,448 DSUs in connection with Directors Remuneration for Q3.

Accordingly, in order to accommodate the grant of DSUs for calendar 2020, the Company must increase the number of common shares available under its DSU Plan from 200,000 common shares to 500,000 common shares.

The grant of DSUs referred to above are subject to TSX Venture Exchange and disinterested shareholder approval to the increase of the DSU Plan. The table below sets forth the details of the Prior Grants to Eligible Directors:

Recipient	Number of DSUs(1)
Christopher Strong	20,490
John LaGourgue	9,976
Joseph Miller	19,030
James White	19,952

(1)	The Prior Grant amounts above reflect a portion of the Q2 granted DSUs, ona pro-rata basis, which were over the previously approved allotment and under theDSU Plan as well as the Q3.

At the Meeting, Disinterested Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution by simple majority vote, the text of which is set out below. If, at the Meeting, the Disinterested Shareholders do not approve the below resolution, the Prior Grants will be cancelled.

“BE IT RESOLVED THAT:

1.	the grant of 71,448 DSUs, pursuant to the DSU Plan of the Corporation, as amended September 21, 2020, to Eligible Directors be and is hereby ratified and approved; and

2.	any one director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

Passage of the Prior Grant Resolution will require approval by a majority (50%) of the votes cast on the matter at the Meeting by Disinterested Shareholders. The Board believes the passing of the Prior Grant Resolution is in the best interests of the Corporation and recommends that Disinterested Shareholders vote FOR the Prior Grant Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Prior Grant Resolution.

Approval of the RSU Plan Amendments

On October 8, 2019, the Board approved, subject to Shareholder and TSXV approval, certain amendments (the “RSU Plan Amendments”) to the RSU Plan. At the Meeting, Disinterested Shareholders are being asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the “RSU Plan Resolution”) approving the RSU Plan Amendments and the replenishment of the number of RSUs available for issuance under the RSU Plan. As at the date of this Information Circular, there are no RSUs outstanding and 80,000 RSUs currently available for future grants. Accordingly, the approval of the replenishment will replenish the 420,000 RSUs that have already been granted, such that 500,000 RSUs will once again be available for issuance under the RSU Plan.

As such, the votes attaching to an aggregate of approximately 12,373,501Common Shares, which are beneficially owned or over which control or direction is exercised by the directors and senior officers of the Corporation and subsidiaries and their respective associates, representing approximately 16.11% of the Corporation’s issued Common Shares entitled to vote at the Meeting, will be withheld from voting on the RSU Plan Resolution.

Passage of the RSU Plan Resolution will require approval by a majority (50%) of the votes cast on the matter at the Meeting by Disinterested Shareholders. The Board believes the passing of the RSU Plan Resolution is in the best interests of the Corporation and recommends that Disinterested Shareholders vote FOR the Share Unit Plan Resolution. Unless authority is withheld, the Management Proxyholders intend to vote FOR the RSU Plan Resolution. If Disinterested Shareholders do not approve the amendments set out above, then the RSU Unit Plan will remain unamended in its current form.

The full text of the RSU Plan Resolution is set forth below.

“BE IT RESOLVED THAT:

(i)	the replenishment of the 420,000RSUs of the Corporation, such that 500,000 RSUs will once again be available for issuance under the RSU Plan, as described in the Information Circular, be and are hereby approved;

(ii)	the Board be authorized on behalf of the Corporation to make any further amendments to the RSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure implementation of the RSU Plan Amendments; and

(iii)	any one director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

A copy of the RSU Plan is available for review on SEDAR under the Company’s filing “Management Information Circular” on October 15, 2019.

OTHER MATTERS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Corporation’s audit committee and other information required to be disclosed by Form 52-110F2 is attached to the Information Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Corporation’s office located at 3168 – 262nd Street, Aldergrove, BC, V4W 2Z6

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

DATED this 30th day of October, 2020

GRANDE WEST TRANSPORTATION GROUP INC.
“William Trainer”

William Trainer
CEO and Director

SCHEDULE “A”

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

(VENTURE ISSUERS)

Item 1: Audit Committee Charter

A.	General Functions, Authority and Role

1.	The audit committee (the “Committee”) is a committee of the board of directors (the “Board”) of Grande West Transportation Group Inc. (“Grande West” or the “Corporation”). The primary purpose of the Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of the Corporation’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities of monitoring (a) the integrity of the financial statements of the Corporation, (b) compliance by the Corporation with legal and regulatory requirements related to financial reporting, (c) the performance of the Corporation’s independent auditors, (d) the integrity of the Corporation’s internal controls and financial reporting process and (e) the Corporation’s strategy with regard to risk management.

2.	The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any of officer or employee of the Corporation, its independent legal counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

3.	The Corporation’s independent auditor is accountable to the Board and to the Committee, who, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

4.	The Committee is not responsible for: planning or conducting audits; certifying or determining the completeness or accuracy of the Corporation’s financial statements or that the financial statements are in accordance with generally accepted accounting principles or international financial reporting standards, as applicable; or guaranteeing the report of the Corporation’s external auditor. The fundamental responsibility for the Corporation’s financial statements and disclosure rests with management and the external auditor.

B.	Composition and Committee Organization

5.	The Committee shall consist of not less than three members of the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board would interfere with the exercise of his or her independent judgement as a member of the Committee. At the invitation of the Committee, members of the Board, management and others may attend Committee meetings as the Committee considers necessary or desirable.

6.	The Chair of the Committee (the “Chair”) shall be appointed by the Board from among the members of the Committee by a majority vote.

7.	The Committee shall comply with all applicable securities laws, instruments, rules and policies and regulatory requirements (collectively “Applicable Securities Laws”), including those relating to independence and financial literacy. Accordingly, the majority of the members of the Committee shall be independent within the meaning of National Instrument 52-110 – Audit Committees, and financially literate within the meaning of Applicable Securities Laws.

8.	The Committee shall meet all requirements of the TSX Venture Exchange and the requirements of such other securities exchange, quotation system or regulatory agencies as may from time to time apply to the Corporation.

9.	Each member of the Committee shall be appointed by the Board on an annual basis at its first meeting following each annual shareholders meeting and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Corporation’s shareholders at which the member’s term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill a vacancy in the membership of the Committee.

C.	Meetings

10.	The members of the Committee shall hold meetings as are required to carry out this Charter, and in any case, the Committee shall meet at least quarterly in each financial year of the Corporation. The Committee shall meet otherwise at the discretion of the Chair or a majority of the members of the Committee, or as may be required by Applicable Securities Laws.

11.	No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of the members of the Committee shall constitute a quorum.

12.	The external auditors and non-Committee board members are entitled to receive notice of and attend and be heard at each Committee meeting. The Chair, any member of the Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer (the “CEO”) or the Chief Financial Officer (the “CFO”) may call a meeting of the Committee by notifying the Corporation’s Corporate Secretary who will notify the members of the Committee.

13.	The Chair shall chair all Committee meetings that he or she attends, and in the absence of the Chair, the members of the Committee present may appoint a chair from their number at a meeting.

14.	The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of the discussions held and file a copy of the minutes with the Corporate Secretary. The Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

15.	The Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

16.	The Committee may appoint any individual, who need not be a member, to act as the secretary at any meeting.

17.	The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

18.	Any matter to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Any action of the Committee may also be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterparts, by facsimile or other electronic signature) and any such action shall be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

19.	The Committee shall report its determinations and recommendations to the Board.

D.	Resources and Authority

20.	The Committee has. the authority to:

a.	engage, at the expense of the Corporation, independent counsel and other experts or advisors as is considered advisable;

b.	determine and authorize the payment by the Corporation of the compensation for any independent counsel and other experts and advisors retained by the Committee;

c.	communicate directly with the internal and external auditors of the Corporation;

d.	conduct any investigation considered appropriate by the Committee; and

e.	have unrestricted access to the books and records of the Corporation.

E.	Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by Applicable Securities Laws and regulations.

21.	Financial Reports

a.	General – The Committee is responsible for overseeing the Corporation’s financial statements and financial disclosure. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and financial disclosure and for the appropriateness of the accounting principles and the reporting policies used by the Corporation. The external auditors are responsible for auditing the Corporation’s annual consolidated financial statements.

b.	Review of Annual Financial Reports – The Committee shall review the annual consolidated audited financial statements of the Corporation, the external auditors’ report thereon, the related management’s discussion and analysis of the Corporation’s financial condition and results of operation (“MD&A”), the financial disclosure in any earnings press release and any other public disclosure documents that are required to be reviewed by the Committee pursuant to Applicable Securities Laws. After completing its review, if advisable, the Committee shall recommend for Board approval the annual financial statements, the related MD&A, and the earnings release.

c.	Review of Interim Financial Reports – The Committee shall review the interim consolidated financial statements of the Corporation, the related MD&A, the financial disclosure in any earnings press release as well as the release of significant new financial information and any other public disclosure documents that are required to be reviewed by the Committee pursuant to Applicable Securities Laws. After completing its review, if advisable the Committee shall recommend for Board approval the interim financial statements, the related MD&A, and the earnings release.

d.	Review Considerations – In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:

i.	meet with management and the external auditors, as applicable, to discuss the financial statements and MD&A;

ii.	review the disclosures in the financial statements;

iii.	review the audit report prepared by the external auditors;

iv.	discuss with management, the external auditors and legal counsel, if so requested, any pending or threatened litigation claims and assessments or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.	review critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

viii.	review the use of any non-GAAP financial measures, including “pro forma” or “adjusted” information;

ix.	review management’s report on the design and effectiveness of disclosure controls and procedures and internal controls over financial reporting;

x.	review results of the Corporation’s whistleblower program;

xi.	meet in private with external auditors, as applicable, and one or more senior executives;

xii.	review any other matters related to the financial statements that are brought forward by the external auditors and any amendment thereof, or which are required to be communicated to the Committee under accounting policies or auditing standards; and

xiii.	if the Corporation lists its securities on a stock exchange in a jurisdiction other than Canada the Committee should review the equivalent applicable documentation and procedures.

e.	Approval of Other Financial Disclosures – The Committee shall review and if advisable, approve and recommend for Board approval any financial disclosure contained in a prospectus or other securities offering document, annual report, annual information form, management information circular or proxy circular of the Corporation.

22.	Auditors

a.	General – The Committee shall be directly responsible for oversight of the work of the external auditors, including the external auditors’ work in preparing or issuing an audit report, performing other audit review, or attest services of any other related work. The external auditors shall report directly to the Committee and the Committee shall have authority to communicate directly with the Corporation’s external auditors.

b.	Appointment – The Committee shall review and recommend to the Board the appointment of the external auditors. The Committee shall review and recommend for Board approval the compensation of the external auditors.

c.	Resolution of Disagreements – The Committee shall seek to resolve any disagreements between management and the external auditors as to financial reporting matters.

d.	Discussions with External Auditor – At least annually, the Committee shall discuss with the external auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Committee, including any difficulties encountered in the course of the audit work or otherwise, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; receive from and review with the independent auditor any accounting adjustments that were noted or proposed by the auditor but that were “passed” (as immaterial or otherwise), any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the auditor to the Corporation, or any other material written communication provided by the auditor to the Corporation’s management.

e.	External Audit Plan – At least annually, the Committee shall review a summary of the external auditors’ annual audit plan. The Committee shall consider and review with the external auditors any material changes to the scope of the plan.

f.	Independence of External Auditors – At least annually, and before the external auditors issue their report on the annual financial statements, the Committee shall:

i.	obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Corporation;

ii.	discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and

iii.	obtain written confirmation from the external auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered professional accountants to which it belongs.

g.	The Committee shall take appropriate action to ensure the independence of the external auditors.

h.	Evaluation and Rotation of Lead Partner – At least annually, the Committee shall review the qualifications and performance of the lead partner of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.	Hiring of Former Employees of External Auditor – The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

j.	Non-Audit Services – The Committee shall approve in advance any retainer of the external auditors to perform any non-audit service not prohibited by law, including Applicable Securities Laws, for the Corporation. The Committee may delegate preapproval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting. Approval by the Committee of a non-audit service to be performed by the external auditor of the Corporation shall be disclosed in periodic reports as necessary under reporting requirements. The external auditors are prohibited from providing any of the following services: (a) financial information systems design, implementation or consulting services, (b) appraisal or valuation services, (c) fairness opinions, (d) actuarial services, (e) internal audit outsourcing, (f) investment banking or investment advisory services, (g) legal services, or (h) any management or human resources function.

23.	Internal Accounting and Disclosure Controls

a.	General – The Committee shall review the adequacy of the Corporation’s internal accounting and disclosure controls, its management information systems and its financial, auditing and accounting organization and systems.

b.	Establishment, Review and Approval – the Committee shall require management to implement and maintain appropriate systems of internal control in accordance with Applicable Securities Laws, regulations and guidance, including internal control over maintenance of records, financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

i.	the effectiveness of, or weaknesses or deficiencies in: the design or operating effectiveness of the Corporation’s internal controls the overall control environment for management business risks; and accounting, financial and disclosure controls (including without limitation, controls over financial reporting) non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

iii.	any material issues raised by any inquiry or investigation by the Corporation’s regulators;

iv.	the Corporation’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or that may expose the Corporation to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

24.	The Committee shall receive and review regular reports from the Corporation’s General Counsel, if any, and other management members on: legal or compliance matters that may have a, if any, material impact on the Corporation; the effectiveness of the Corporation’s compliance policies; and any material communications received from regulators. The Committee shall review management’s plans to remediate any deficiencies identified.

25.	The Committee shall establish or oversee the establishment of procedures for (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and will, as necessary or appropriate, investigate the matter and will work with management, external auditors, and the General Counsel, if any, or external legal counsel to reach a satisfactory conclusion.

26.	The Committee shall:

a.	at least annually, review and assess the adequacy of and, if advisable, approve and recommend for Board approval, any amendments to the Corporation’s Code of Business Conduct;

b.	review and, if advisable, approve the Corporation’s processes for administering the Code of Business Conduct;

c.	review actions taken by management to ensure compliance with the Code of Business Conduct, the results of the confirmations and the responses to any violations of the Code of Business Conduct;

d.	review with management the results of their assessment of the Corporation’s compliance with the Code of Business Conduct and their plans to remediate any deficiencies identified;

e.	review the policies and procedures instituted to ensure that any departure from the Code of Business Conduct by a director or senior officer which constitutes a “material change” within the meaning of Applicable Securities Laws is appropriately disclosed in accordance with Applicable Securities Laws; and

f.	review and, if advisable, approve any waiver from a provision of the Code of Business Conduct requested by a member of the Board or senior management.

27.	The Committee shall prepare, review and approve any Committee disclosure required in the Corporation’s disclosure documents.

28.	The Committee may designate a subcommittee to review any matter within this Charter as the Committee deems appropriate.

29.	The Committee shall annually review and reassess the adequacy of this Charter, recommend any proposed changes to the Board for approval and provide a copy of the Charter to all directors of the Board.

30.	The Chair shall report to the Board at its request or as deemed necessary by the Committee on matters arising at Committee meetings and, where applicable, shall present the Committee’s recommendation to the Board for its approval. The Committee shall assess and report annually to the Board on the performance of the Committee by comparing the performance of the Committee against this Charter and the Committee’s goals and objectives for the year.

F.	Financial Instruments, Risk Assessment and Risk Management

31.	The Committee shall review and monitor the management of the principal financial risks that could materially impact the reporting of the Corporation.

32.	The Committee shall review and monitor the processes in place for identifying principal financial risks and report them to the Board.

33.	The Committee shall review policies with respect to the management of capital and financial instrument risk management, including:

a.	reviewing and periodically approving management’s financial instrument risk philosophy and management policies;

b.	reviewing management reports demonstrating compliance with risk management policies; and

c.	discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor, control and report such risks.

G.	Other Responsibilities

34.	The Committee should:

a.	request and obtain an annual report from the external auditor regarding the external auditor’s internal quality control procedures including foreign office oversight and the application of such control procedures to the Corporation;

b.	review and consider any issues raised by the external auditor’s report on its internal quality control procedures and any audit quality concerns raised by any regulators in respect of any review of the external auditor in any applicable jurisdiction; and

c.	perform any other activities consistent with this Charter and Applicable Securities Laws as the Committee or the Board considers advisable.

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Corporation’s Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Christopher Strong (Chair), Joseph Miller and John LaGourgue, two of whom are independent (Messrs. Strong and Miller) and all of whom are financially literate as defined by NI 52-110.

Item 3: Relevant Education And Experience

The education and experience of each current Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is set out below.

Christopher Strong (Chair)

Mr. Strong is a senior executive with over thirty years of experience with startups, acquisitions, initial public offerings, turnarounds and sales. In addition to previous roles as Chief Executive Officer, he has also served as audit committee chair, Chief Financial Officer and held numerous other finance-related positions earlier in his career. Mr. Strong is a former U.S. Navy Officer and received his MBA in finance from the Wharton School of Business.

Joseph Miller

Mr. Miller has been a director of the Corporation since December 4, 2012. Mr. Miller has over 30 years’ experience in the construction field and manages a diverse construction Corporation based in British Columbia that has projects across North America and the South Pacific, through which Mr. Miller has a developed a broad base of skills and experience in management.

John LaGourgue

John LaGourgue has over 25 years of management, sales, financial and investment experience in public and private companies. He has served in senior management and directors’ roles for public companies since 2009. Mr. LaGourgue manages the Corporation’s capital markets strategies and corporate communications. Mr. LaGourgue gained financial literacy by earning a Bachelor’s degree in Finance, assisting in the preparation and review of public companies’ audited financial statements, as well as by serving as a director and/or officer of a number of listed companies.

Item 4: Audit Committee Oversight

At no time during the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, PricewaterhouseCoopers LLP, Chartered Professional Accountants) not adopted by the Board.

Item 5: Reliance on Certain Exemptions

During the most recently completed financial year, the Corporation has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Item 6: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 7: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Corporation by the external auditor in each of the last two financial years for the category of fees described.

	December 31, 2019	December 31, 2018
Audit Fees(1)	$179,869	$126,000
Audit-Related Fees(2)	Nil	Nil
Tax fees(3)	18,725	23,504
All Other Fees(4)	Nil	Nil
Total Fees:	$198,595	$149,504

(1) “Audit fees” include aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit fees.

(2) “Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above

Item 8: Exemption

During the most recently completed financial year, the Corporation relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

SCHEDULE “B”

FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

(VENTURE ISSUERS)

Item 1: Board Of Directors

The board of directors of the Corporation (the “Board”) discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers (the “Management”) the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee and Compensation Committee.

Director	Independence

Joseph Miller	Independent

William Trainer	Not independent, as he is the CEO, President of the Corporation

Andrew Imanse	Independent

Christopher Strong	Independent

John LaGourgue	Not independent, as he is the VP, Corporate Development of the Corporation

James White	Independent

Item 2: Directorships

The following director of the Corporation is currently a director of the following other reporting issuer:

Name	Other Reporting Issuer
Joseph Miller	Genesis Acquisition Corp.

John LaGourgue	Leis Industries Ltd.

James White	Minnova Corp.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Corporation’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Corporation expects and encourages its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Corporation’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Corporation and the Board.

Item 4: Ethical Business Conduct

The Board expects Management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and contractors.

Employees are encouraged to report any violations under the Code or the Corporation’s corporate governance policies in accordance with the Corporation’s Whistleblower Policy, which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Corporation’s corporate governance policies.

Item 5: Nomination of Directors

The Board as a whole is responsible for reviewing the composition and contribution of the Board and its members and recommending Board nominees.

While there are no explicit criteria for Board membership, the Board attempts to attract and maintain directors with relevant business knowledge in areas such as transportation, accounting, finance and capital markets. Nominations tend to be the result of recruitment efforts by Management or individual directors and discussions among the members of the Board prior to the consideration of the Board as a whole.

Item 6: Compensation

The compensation of directors and the Chief Executive Officer is determined by the Compensation Committee and the Board as a whole. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

The Compensation Committee is currently comprised of Messrs. Christopher Strong (Chair) and Joseph Miller, both of whom are independent. The Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Corporation’s material compensation programs meet the Corporation’s principles, objectives and risk profile and do not encourage excessive risk taking.

Item 7: Other Board Committees

The Board does not have any standing committees other than the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

Item 8: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Led by the independent Chair, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees and individual directors on an annual basis.